Hogan Lovells US LLP Tabor Center, Suite 1500 1200 Seventeenth Street Denver, Colorado 80202 T 303.899.7300 F 303.899.7333 www.hoganlovells.com

November 10, 2011

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                                                                    Dietrich King

John Reynolds

Jay Williamson

Re:          US Gold Corporation

Preliminary Proxy Statement on Schedule 14A

Filed October 7, 2011

File No. 001-33190

Comment letter dated November 3, 2011

Dear Mr. Reynolds,

On behalf of US Gold Corporation (“US Gold” or the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “comment letter”) to Robert McEwen, Chief Executive Officer of US Gold, dated November 3, 2011, regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-33190), as filed with the Commission on October 7, 2011 (the “Preliminary Proxy Statement”).  The Company’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the Staff’s comments in the comment letter.  The responses provided herein are based on discussions with, and information furnished by, the Company and its advisors, as applicable.

The Arrangement, page 62

Background of the Arrangement, page 62

1.                                      Comment: Please expand your description of the consideration that the special committee gave to the Los Azules litigation.  For instance, in the third paragraph on page 64, you disclose that the special committee instructed counsel to review additional items in respect of the litigation.  Please provide a fuller description of the special committee’s concerns in this regard and its instructions to counsel.  Similarly, on page 66, in the disclosures for September 12th, 16th and 19th, and on page 67 in the disclosure for September 22nd, please provide more detail about the special committee’s discussion of the litigation, especially its evaluation of the risks posed by the litigation and its discussions of how to address those risks. The foregoing references are intended to provide you with examples of

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  Hogan Lovells refers to the international legal practice comprising Hogan Lovells US LLP, Hogan Lovells International LLP, Hogan Lovells Worldwide Group (a Swiss Verein), and their affiliated businesses with offices in:  Abu Dhabi   Alicante   Amsterdam   Baltimore   Beijing   Berlin   Boulder   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jeddah   Riyadh   Zagreb

ways in which your disclosure could be expanded in response to this comment; they are not intended to be exhaustive.

Response:  The Company would propose to add further disclosure to the “Background of the Arrangement” section in the Definitive Proxy Statement on Schedule 14A that US Gold will file on EDGAR and mail to its shareholders of record (the “Definitive Proxy Statement”) as set forth below.  The proposed revisions below show new text with underlining and deleted text with ~~strikethrough~~.

Third full paragraph on page 64 of the Preliminary Proxy Statement:

“Later in the day Goodmans LLP provided the information learned at the meeting about the litigation to the Special Committee.  Given the nature of the claims by TNR and the concern that, if successful, they could negatively affect the value of the Los Azules property in a material manner, the Special Committee instructed Goodmans LLP to undertake further diligence on the TNR claims.  Such diligence was to include, without limitation, reviewing Minera Andes’ public disclosure about the claims, reviewing publicly available pleadings and filings, requesting further information from Minera Andes management in relation to the litigation and reviewing the possible damages in the event that TNR was successful in its claims.  ~~The Special Committee instructed Goodmans LLP to undertake a review of a number of additional items in respect of the Los Azules litigation.~~  Dr. Baker also reported at the meeting that she had spoken with Ravmond James and they would take into account the litigation information into their financial analysis of the proposed transaction.  The Special Committee also discussed other diligence matters, including undertaking site visits to the San José Mine and the Lose Azules property. ”

Fourth full paragraph on page 66 of the Preliminary Proxy Statement:

“On September 12, 2011, the Special Committee held a meeting at which Mr. Bojtos provided the Special Committee with an overview of his site visit to the San José Mine.  The Special Committee was briefed on, and discussed, the status of the Arrangement Agreement and certain outstanding diligence items, including the Los Azules litigation claim.  Goodmans LLP updated the Special Committee about its efforts in obtaining additional information from Minera Andes about the Los Azules litigation.  The Special Committee instructed Goodmans LLP to conduct further review with respect to the Los Azules litigation.”

Sixth full paragraph on page 66 of the Preliminary Proxy Statement:

“On September 16, 2011, Goodmans LLP provided the Special Committee with an update on the Los Azules litigation diligence to date.  Goodmans LLP also provided the Special Committee with an overview of the impact on the Los Azules property if TNR was successful in certain of its claims, including what could happen if a portion of the Los Azules property was returned to TNR.  Goodmans LLP and the Special Committee also discussed potential alternatives to address the exposure created by the Los Azules litigation which included, without limitation, requesting certain indemnities, changing the consideration of the transaction, delaying the transaction until the litigation was resolved and requesting additional representations from Minera Andes.  After a thorough discussion of the alternatives, the Special Committee instructed Goodmans LLP to follow up with Minera Andes regarding the additional diligence materials with respect to the Los Azules litigation. ~~the Special Committee held a meeting at which Goodmans LLP gave an overview of the diligence undertaken to date on the Los Azules litigation and the information gathered from~~

~~that diligence. The Special Committee discussed the risks posed by the Los Azules litigation claim to the value of Minera Andes and discussed how to address this risk.~~”

Seventh full paragraph on page 66 of the Preliminary Proxy Statement:

“On September 19, 2011, the Special Committee held a meeting to discuss remaining outstanding business issues with the Arrangement Agreement as well as the open diligence items, including relating to the Los Azules litigation. The Special Committee discussed the need to obtain additional information from Minera Andes to continue its diligence in respect of the Los Azules litigation claim.  Dr. Baker agreed to discuss the open issues directly with Mr. Stein, and representatives of Perkins Coie LLP and Goodmans LLP agreed to discuss certain deal protection provisions with Torys LLP.”

Second full paragraph on page 68 of the Preliminary Proxy Statement:

“On the morning of September 22, 2011, the Special Committee held a meeting at which (i) Raymond James gave an updated presentation and confirmed Raymond James’ opinion that the proposed exchange ratio of 0.45 remained fair, from a financial point of view, to the shareholders of US Gold (other than any Interested Parties) based upon and subject to the analyses, assumptions, qualifications and limitations set out in the formal valuation and fairness opinion the full text of which is attached as Annex E to this proxy statement, (ii) Goodmans LLP discussed the additional diligence that had been conducted with respect to the Los Azules litigation subsequent to the September 16th meeting, and (iii) Perkins Coie LLP gave a presentation to the Special Committee explaining the provisions and significant terms of the Arrangement Agreement. Goodmans LLP gave the Special Committee an overview of its diligence on additional information regarding the Los Azules litigation that had been provided by Minera Andes.  After taking into account the additional diligence information provided by Minera Andes, the confidence of Minera Andes management in success of its defense of the claim and the fact that Raymond James factored the Los Azules litigation into its Valuation and Opinion, the Special Committee determined that the Los Azules litigation should not impede the transaction.  Legal counsel of the Special Committee also discussed once again the directors’ fiduciary duties in respect of the proposed transaction. Following the presentations from Raymond James and legal counsel and after discussion, the Special Committee unanimously determined that the Arrangement Agreement was in the best interests of US Gold and its shareholders and recommended that the Board approve the Arrangement Agreement. Immediately after the Special Committee meeting, the Board met and, based in part upon the recommendation of the Special Committee, approved entering into the Arrangement Agreement, with Mr. McEwen abstaining from the vote. On the afternoon of September 22, 2011 US Gold and Minera Andes executed the definitive Arrangement Agreement.”

New paragraph as fourth full paragraph on page 68 of the Proxy Statement:

“Subsequent to entering into the Arrangement Agreement, on October 26, 2011 the government of Argentina decreed that export revenues from mining operations in Argentina must be repatriated and converted to Argentinean currency before being distributed either locally or oversees.  Mining companies are also required to trade U.S. dollars on the local market through the Argentinean Central Bank.  The decree is aimed at supporting Argentina’s peso, but the full impact of the changes is not yet known.  On November 2, 2011, Raymond James made a presentation to the Special Committee providing an overview of the new Argentinean decree.  While noting that the decree was new and there are significant unknowns regarding how the policy will be implemented and whether additional restrictive policies may follow, Raymond James informed the Special Committee that (i) mining stocks with significant Argentinean exposure fell an average of 5% on the day of the announcement, relative to the TSX overall which gained 1%, (ii) Argentinean stocks were still up an average of 9% over the entire month of October, which was in line with the TSX which had also advanced 9%, (iii) it had discussed the decree with Minera Andes management to better understand the impact of the decree on Minera Andes’ business, and (iv) there are additional potential downside risks such as delayed conversion of currency which could result in additional foreign exchange fluctuation exposure.  Raymond James instructed the Special Committee to continue to monitor the situation as more information becomes available, but given the state of facts currently known, even after factoring this information into its valuation model, Raymond James still believes that the exchange ratio of 0.45 is fair, from a financial point of view, to US Gold shareholders, other than any Interested Parties.  The Special Committee also discussed potentially engaging Argentina counsel to advise the Special Committee on the impact of this new decree.”

Formal Valuation and Fairness Opinion of Special Committee’s Financial Advisor, page 73

2.                                      Comment:  Please expand your description of the consideration that Raymond James gave to the Los Azules litigation. In this regard, we note your disclosure on page 64 that Dr. Baker reported to the other members of the special committee that Raymond James would “take into account the litigation information into their financial analysis of the proposed transaction,” and your disclosure on pages 78 and 79 that Raymond James considered the litigation in connection with its performance of the noted analyses. For example, in the NAV Approach analysis, please describe the “additional adjustments” Raymond James made “to reflect the risks associated with the current litigation.” Similarly, in the analysis for each of the Comparable Trading and the Comparable Transaction Approaches, clarify whether the potential outcomes analyzed included a complete loss of ownership of the assets at risk in the litigation. The foregoing references are intended to provide you with examples of ways in which your disclosure could be expanded in response to this comment; they are not intended to be exhaustive.

Response:  The Company would propose to add further disclosure in the Definitive Proxy Statement as set forth below.  The proposed revisions below show new text with underlining.

Second full paragraph on page 78 of the Preliminary Proxy Statement under the heading “Application to Minera Andes”:

“The range of values for Minera Andes’ San Jose and Los Azules properties were derived from DCF analyses based on the Forecasts. Raymond James calculated DCF values using its forecasted price assumptions and performed sensitivity around long term commodity prices. Raymond James did not consider any future capacity expansions, but did assume ramp up in production according to the Forecasts. Raymond James applied a risk adjusted developer multiple of 0.35x to Los Azules, in line with industry comparables, to reflect the current early stage of development of the project, and also made additional adjustments to reflect the risks created by the uncertainty associated with the current litigation.  The multiple was chosen due to the size and strategic value of the Los Azules asset to Minera Andes.  A discount rate of 3% was chosen for San Jose and 8% for Los Azules to reflect the country-specific political and other risks associated with the projects, such as the litigation risk for Los Azules. Raymond James placed a nominal value on the early exploration properties given their stage of development and other considerations.”

Second full paragraph on page 79 of the Preliminary Proxy Statement under the heading “Application to Minera Andes”:

“Raymond James reviewed market trading multiples and market statistics of selected publicly traded companies with businesses that Raymond James considered relevant to Minera Andes. Estimated financial data for the selected companies was based on publicly available information. Raymond James performed the analysis over a range of resources applied to Los Azules to reflect the potential outcomes of litigation and potential loss of ownership over the contested resources.  When using capitalization per pound of contained metal to account for potential loss of resources, Raymond James also considered downside scenarios where between 25% and 50% of the resource was lost to account for a range of potential outcomes of the Los Azules litigation.  Raymond James did not include a scenario where there was a total loss of the asset, based upon the facts known to Raymond James at the time.”

Consent of Raymond James, page 81

3.                                      Comment:  We note the statement on page 81 that, in providing its consent, Raymond James does not “intend that any person other than the Special Committee shall be entitled to rely upon [its] Valuation and Opinion.” Please remove this statement. Alternatively, please disclose the basis for Raymond James’s belief that shareholders cannot rely upon the opinion to support any claims against Raymond James arising under applicable state law (e.g., the inclusion of an express disclaimer in Raymond James’s engagement letter). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Raymond James would have no effect on the rights and responsibilities of Raymond James, the Special Committee or the board of directors under the federal securities laws.

Response:  The Company has considered the Staff’s comment and it will revise the identified statement in the Definitive Proxy Statement as set forth below.  The identified statement, as revised, is consistent with the language used in the Valuation and Opinion.  The proposed revisions below show new text with underlining and deleted text with ~~strikethrough~~.

“In providing our consent, we do not intend that any person other than the Special Committee shall be entitled to ~~rely upon~~ use our Valuation and Opinion without our express written consent.”

The Arrangement Agreement, page 85

4.                                      Comment:  We note your statement in the second paragraph on page 85 that “Representations, Warranties and Covenants in the Arrangement Agreement Are Not Intended to Be Relied Upon as Public Disclosures” (emphasis added) and your statement in the fourth paragraph on the same page that “[f]or the foregoing reasons, the representations, warranties and covenants or any descriptions of them should not be . . . relied upon as characterizations of the actual state of facts or conditions of US Gold, Minera Andes or any of their respective subsidiaries or affiliates” (emphasis added). Please note that disclosure regarding an agreement’s representations, warranties or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement, please revise them to remove any implication that the arrangement agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Response: The Company has considered the Staff’s comment and it will revise the identified language in the Definitive Proxy Statement as set forth below.  The proposed revisions below show new text with underlining and deleted text with ~~strikethrough~~.

“The Arrangement Agreement and the summary of its material terms and conditions in this proxy statement have been included to provide information about the terms and conditions of the Arrangement Agreement. ~~They are not intended to provide any other public disclosure of factual information about US Gold, Minera Andes or any of their respective subsidiaries or affiliates.~~ The representations, warranties and covenants contained in the Arrangement Agreement are made by US Gold and Minera Andes only for the purposes of the Arrangement Agreement and were qualified and subject to certain limitations and exceptions agreed to by US Gold and Minera Andes in connection with the negotiation of the terms of the Arrangement Agreement. In particular, in your review of the representations and warranties contained in the Arrangement Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Arrangement Agreement and were negotiated for the purpose of allocating contractual risk between the parties to the Arrangement Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of “materiality” or “material adverse effect” different from those generally applicable to shareholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Arrangement Agreement. Moreover, information concerning the subject matter of the representations and warranties~~, which do not purport to be accurate as of the date of this proxy statement,~~ may have changed since the date of the Arrangement Agreement, and subsequent developments or new information qualifying a representation or warranty may ~~have been~~ be included in or incorporated by reference into this proxy statement.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of them should not be read alone ~~or relied upon as characterizations of the actual state of facts or conditions of US Gold, Minera Andes or any of their respective subsidiaries or affiliates. Instead,~~ and instead ~~such provisions or descriptions~~ should be read ~~only~~ in conjunction with ~~the other information provided elsewhere in this proxy statement or incorporated by reference herein~~ other information contained in the reports, statements and filings that US Gold publicly files with the SEC.  Such reports, statements and filings may include disclosure of material facts that contradict the representations, warranties and covenants contained in the Arrangement Agreement.”

Please direct any general questions or comments regarding the foregoing to George Hagerty at (303) 454-2464 or me at (303) 454-2420 or ami.galani@hoganlovells.com.

Sincerely,

/s/ Ami Galani

Ami Galani
Associate
ami.galani@hoganlovells.com
+1 303 454 2420

cc:	Nils Engelstad
US Gold Corporation

Statement of US Gold Corporation

November 10, 2011

Re:	Preliminary Proxy Statement on Schedule 14A
Filed October 7, 2011
File No. 001-33190

US Gold Corporation (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission (the “Commission”) staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

US GOLD CORPORATION

By:	/s/ Perry Ing
Perry Ing
Chief Financial Officer